

02004925

SECU... ...AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44916

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

RECD S.E.C.
MAR 1 2002
516

NAME OF BROKER DEALER:

Condor Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

712 Fifth Avenue
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Antonio Fernandez (212) 245-4700
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP

(Name — if individual, state last, first, middle name)

PROCESSED
APR 0 4 2002
THOMSON FINANCIAL

330 Madison Avenue	**New York**	**New York**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Antonio Fernandez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Condor Securities, Inc, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

BALWANTEE ACKAM
Notary Public, State of New York
No. 01AC5059174
Qualified in Queens County
Commission Expires April 22, 19[illegible]

June 8, 2002

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
- ☒ (o) Independent Auditors' Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


Condor Securities, Inc.

Statement of Financial Condition

December 31, 2001

Condor Securities, Inc.

Contents



BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017-5001
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report

Board of Directors
Condor Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Condor Securities, Inc. ("Company") as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Condor Securities, Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As described in the summary of business and significant accounting policies, substantially all of the revenue of the Company is with one customer.

As described in Note 3, the Company is a co-defendant with other companies and individuals in a legal action brought against the Company seeking damages in the amount of $9,640,887 plus interest, costs and attorney fees. These financial statements do not include any adjustments that might occur from the outcome of this uncertainty.

BDO Seidman, LLP

January 28, 2002

Condor Securities, Inc.

Statement of Financial Condition

December 31, 2001	
Assets	
Cash and cash equivalents	**$ 64,528**
Deposit with clearing broker (Note 2)	**196,449**
Certificate of deposit	**132,791**
Due from clearing broker (Note 2)	**3,546**
Officer loan receivable (Note 1)	**100,000**
Income tax receivable	**6,081**
Other assets	**14,773**
	$518,168
Liabilities and Stockholder's Equity	
Liabilities:	
Accrued expenses	**$ 23,326**
Total liabilities	**23,326**
Commitments and contingency (Notes 3 and4)	
Stockholder's equity (Note 4):	
Preferred stock, $.01 par value, shares authorized 500; issued and outstanding none	-
Common stock, $.01 par value, shares authorized 9,500; issued and outstanding 25	-
Additional paid-in capital	**99,000**
Retained earnings	**395,842**
Total stockholder's equity	**494,842**
	$518,168

See accompanying summary of business and significant accounting policies and notes to statement of financial condition.

Condor Securities, Inc.

Summary of Business and Significant Accounting Policies

Business and Organization

Condor Securities, Inc. ("Company") is a Delaware corporation. The Company's primary business is to consult with an offshore entity in which the Company provides certain investment advisory, accounting and other services and to engage in principal trading in foreign debt securities. The Company is registered as a broker-dealer under the provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

Almost all of the Company's revenues were provided by its primary customer.

The Company has an agreement ("Clearing Agreement") with a clearing broker to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii). The Clearing Agreement may be cancelled by either party upon 90 days' written notice.

Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers as cash equivalents highly liquid investments with original maturities of less than 90 days and money market funds, that are not held for sale in the ordinary course of business.

Revenue Recognition

Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Consulting fees are recorded during the period in which services are provided.

Dividends are recorded on the ex-dividend date and interest is accrued to the end of the year.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. There are no significant temporary differences between the Company's financial statement and taxable income.

Use of Estimates

The preparation of a statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

1. **Officer Loan Receivable**

Officer loan receivable consists of a $100,000 promissory note from the sole shareholder of the Company. The loan bears interest at 3% per annum and matures on December 18, 2003.

2. **Due from Clearing Broker**

The Company has an agreement with a brokerage firm to carry its customer account. The broker has custody of the Company securities and, from time to time, cash balances which may be due from this broker.

These securities and/or cash positions serve as collateral for any amounts due to broker as well as collateral for securities sold short or securities purchased on margin.

The Company is subject to credit risk if the broker is unable to repay balances due or deliver securities in its custody.

Pursuant to the Clearing Agreement, the Company maintains, as collateral against losses due to nonperformance by its customers, cash or security deposits of no less than $100,000. These deposits may consist of cash, money market funds or other qualifying securities. At December 31, 2001, deposits held as collateral amounted to approximately $196,000 in cash and securities.

3. **Commitments and Contingency**

The Company leases office space under a noncancellable lease agreement expiring March 2004. Minimum rental payments are:

Year ending December 31,	
2002	$201,000
2003	201,000
2004	50,000
	$452,000

The Company has a letter of credit for the benefit of its lessor equal to $133,163 to satisfy its lease deposit requirement which expires on February 28, 2001. Management intends to extend the terms in order to comply with the terms of the lease.

The Company is a co-defendant with other companies and individuals in a legal action arising under Louisiana State Law for damages purportedly incurred in connection with the purchase and sale of securities. Plaintiffs are seeking total damages of $9,640,887 plus interest, costs and attorneys' fees. Management believes it has meritorious defenses against the above claim, but the ultimate outcome of this matter is unknown. These financial statements do not include any adjustments that might occur from the outcome of this uncertainty.

4. Regulatory Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, (SEC Rule 15c3-1) which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2001, the Company had regulatory net capital of $257,845 and a regulatory net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to regulatory net capital was .09 to 1.

5. Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company executes securities transactions on behalf of customers as agent and on a principal basis. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities differs from the contract amount.

The Company does not anticipate nonperformance by customers or counterparties in the above situation. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing the credit standing of each counterparty and customer with which it conducts business.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash equivalents and certificates of deposit with financial institutions insured by the FDIC. At December 31, 2001, such cash equivalents and certificates of deposit were in excess of the FDIC insurance limit.



BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017-5001
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

Board of Directors
Condor Securities, Inc.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of Condor Securities, Inc. ("Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit



the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the N.A.S.D. Regulation, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Certified Public Accountants

New York, New York

January 28, 2002